GMP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization

GMP Securities, LLC ("GMP" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is also registered in Canada as an Exempt Market Dealer. The Company is a wholly owned subsidiary of GMP MTR Acquisition Inc., a Delaware corporation. The Company is ultimately owned by GMP Capital Inc. (the "Parent"), which is publicly listed on the Toronto Stock Exchange in Canada.

GMP is an institutional broker-dealer, with its head office in New York City, specializing primarily in the secondary trading of fixed income securities, (high yield, convertible and emerging market debt), as well as trading in preferred stock, and distressed securities. The Company also offers investment banking services, equity research products, and equity securities trading out of its Houston, Texas branch, primarily focusing on the oil and gas, and shipping industries.

The Company cleared its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. until December 11, 2015 and thereafter, as a result of JP Morgan Clearing Corp. exiting the clearing business, through Pershing, LLC (both a "Clearing Broker") and is therefore exempt from the requirements of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized

in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at fair value. All resulting realized and unrealized profit or loss are reflected in Member's equity.

Trading commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. Interest income and expense are recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

Research commissions earned from Commission Sharing Agreements (CSA's) are recognized on an accrual basis of accounting.

Investment banking revenues include fees earned from providing merger and acquisition advisory services. Investments banking fees are recorded when services for the transactions have been completed and the revenue is deemed reasonably determinable. Transaction-related expenses for underwritings are deferred and recognized in the same period as the related investment banking revenue. In the event that the transaction is not completed, the costs associated with the investment banking services are expensed.

The carrying value of substantially all of the Company's financial assets and liabilities that are not carried at fair value on the statement of financial condition will approximate the fair value generally due to their short-term in nature or since they are highly liquid. This includes cash and cash equivalents, due from brokers and dealers, and due from/due to affiliates. Cash and cash equivalents would be classified as Level 1 and due from brokers and dealers and due from/due to affiliates would be classified as Level 2 within the fair value hierarchy.

At December 31, 2015, the estimated fair value of the subordinated notes payable approximated $18,371,335 with the carrying value being $19,000,000. The subordinated notes were valued using a discounted cash flow model. Management estimated the yield a third party would expect to receive for the Company's subordinated notes payable as an assumption to the discounted cash flow analysis. These financial instruments would be classified as Level 2 within the fair value hierarchy.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. As of December 31, 2015, there were no cash equivalents.

Restricted cash consists primarily of cash pledged as security in return for an irrevocable standby letter of credit related to certain lease commitments, (see notes 9 and 16).

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the dates of the transactions. Foreign currency remeasurement gains and losses on security transactions and all other remeasurement gains or losses are reflected in Member's equity.

Office furniture, equipment, capitalized software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. All fixed assets, except for leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease.

Certain key employees of the Company participate in Share Incentive Plans in which the employees are entitled to receive common shares of the Parent upon satisfaction of specified vesting conditions. These awards are accounted for as equity awards under ASC 718, *Compensation – Stock Compensation*, on the books of the Company. The value of such awards is initially determined at grant date. See Note 13, share incentive plan for further details of the plan.

The Company has a defined contribution retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations.

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its sole member, GMP MTR Acquisition Inc., pursuant to U.S Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As such, the results of the Company's operations are included in those of GMP MTR Acquisition Inc.'s Federal and applicable state and local income tax returns. GMP MTR Acquisition Inc. does not allocate a portion of the consolidated income taxes to the Company as if the Company were a separate income taxpayer Therefore, no provision for federal income taxes is provided in the Company's statement of financial condition.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its securities positions in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, (Level 1 measurements) and the lowest priority to unobservable inputs that are significant to the valuation (Level 3

measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company's securities positions measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Pricing inputs that reflect unadjusted quoted market prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs other than quoted market prices in active markets, or which are either directly or indirectly observable for the asset or liability as of the reporting date.

Level 3 – Pricing inputs that are unobservable for the asset or liabilities and include situations where there is little, if any, market activity or liquidity at the reporting date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instruments. See Note 5 for additional information related to the Company's fair value measurements with respect to the Company's securities owned and securities sold, not yet purchased, at fair value.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes deposit balance, realized profits, proceeds from securities sold short, net receivables and payables arising from unsettled transactions, commissions and claims with the Clearing Broker.

Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain positions of the Company's securities owned, although at December 31, 2015, the Company had no margin debt. It is the

Company's policy to monitor the credit standing of the Clearing Broker with whom it conducts its business.

4. Net Capital Requirements

GMP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, GMP had net capital of $14,019,284, which was $13,464,152 in excess of the amount required. The Company's net capital ratio was 0.594 to 1.

Proprietary accounts held at the Clearing Broker ("PAB Assets") are considered allowable assets in the computation of Net Capital pursuant to the PAB reserve computation set forth in SEC Rule 15c3-3, which requires, among other things, that the Clearing Broker perform a computation for PAB Assets set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the SEC's Uniform Net Capital Rule.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of each reporting period. During the 12 months ended December 31, 2015, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased, at fair value between Levels 1 and 2 of the valuation hierarchy.

The following table summarizes the fair value of the Company's securities owned and securities sold, not yet purchased, at fair value within the fair value hierarchy at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Corporate Bonds	$ —	$ 2,627,065	$ —	$ 2,627,065
Foreign Corporate Bonds	—	2,021,280	—	2,021,280
Equity and Preferred Securities	2,666,318	57,283		2,723,601
Derivatives	-	23,242	—	23,242
	$ 2,666,318	$ 4,728,870	$	$ 7,395,188
Securities sold, not yet purchased, at Fair Value				
Corporate Bonds	$ —	$ 39,485	$ -	$ 39,485
Foreign Corporate Bonds	—	1,811,491	—	1,811,491
Equity Securities	1,484,410	-	—	1,484,410
	$ 1,484,410	$ 1,850,976	$ -	$ 3,335,386

The fair value of the corporate bonds, and foreign corporate bonds, are based on their last transaction price or quoted prices of similar financial instruments. The Company classified these instruments as Level 2 within the fair value hierarchy.

The fair value of equity and preferred securities and derivatives are based on unadjusted quoted prices from markets in which the securities or derivative contracts are traded by the Company. To the extent these equity securities and preferred securities are not actively traded, the Company classified these instruments as Level 2 of the fair value hierarchy.

GMP Securities, LLC

Notes to Statement of Financial Condition (continued)

6. Fixed Assets

At December 31, 2015, fixed assets comprise of the following:

	Leasehold Improvements	Furniture and Fixtures	Equipment	Capitalized Software	Total
Cost					
Balance at January 1, 2015	$ 1,761,060	$ 740,286	$ 701,606	$ 328,471	$ 3,531,423
Additions	274,515	389,518	216,872	58,812	939,717
Cost at December 31, 2015	$ 2,035,575	$ 1,129,804	$ 918,478	$ 387,283	$ 4,471,140
Accumulated Depreciation and amortization					
Balance at January 1, 2015	77,318	75,252	192,418	280,084	625,072
Depreciation and amortization expenses	348,093	209,645	276,622	28,235	862,595
Balance at December 31, 2015	425,411	284,897	469,040	308,319	1,487,667
Net Book Value	$ 1,610,164	$ 844,907	$ 449,438	$ 78,964	$ 2,983,473

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

From time to time, GMP may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that GMP, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company does not anticipate any losses or risks with respect to the concentration of cash balances maintained with such financial institutions. At December 31, 2015, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Brokers and therefore are subject to the credit risk of the Clearing Brokers.

ASC 460, *Guarantees*, requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, GMP has agreed to indemnify the Clearing Brokers for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the

associated risk to changes in the market value of the security through to the settlement date. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2015 and during the year then ended, there were no amounts required to be indemnified to the Clearing Broker for the customer accounts.

8. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2015, no litigation was pending against the Company.

9. Commitments

The Company is committed to pay rent for office space under a number of non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses. The Company entered into a lease for an office space in New York on November 7, 2014. Lease payments under this lease are guaranteed by the Company's ultimate parent, GMP Capital Inc. In addition, an amount of $902,360 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, not exceeding this amount, with the New York City Landlord the named beneficiary (See Note 16). The Company signed a two year lease agreement during 2015 for office space in New Orleans. Rent expense is accounted for on a straight-line basis over the term of the leases. Three to five months of rent abatements were granted in all lease agreements. All lease agreements contain a renewal option to extend the lease arrangements at prevailing market rates. The lease agreement of Houston provided the Company with an improvement allowance in connection with the installation of the leasehold improvements. The improvement allowance was accounted for as a lease incentive obligation and is amortized as a reduction of the rental expenses over the life of the lease commitment.

Expected minimum annual rental payments under all current operating lease agreements are as follows:

Year	Amount
2016	$ 2,095,840
2017	2,102,289
2018	2,064,277
2019	1,756,263
2020	1,513,637
Thereafter	6,423,675
	$ 15,955,981

10. Related Party Transactions

GMP has entered into a Services Agreement with an affiliate, Griffiths McBurney Corp. ("GMC"), a SEC and FINRA registered broker dealer, whereby GMP provides facilities, administrative and payroll services to employees of GMC working out of GMC's New York City branch. Under this arrangement, the Company is reimbursed for the direct administrative costs associated with, and paid on behalf of GMC for these activities. Additionally, the Company is also reimbursed for certain indirect costs which are allocated at a monthly rate of $2,250 per employee of GMC. This monthly allocated fee includes, but is not limited to, communications cost, miscellaneous office supplies, and facilities usage. At December 31, 2015, there was no balance owed to GMP for these activities.

The Company participates in a revenue sharing agreement with certain affiliates (GMP Securities L.P., GMP Securities Europe LLP, and GMP Securities Australia Pty Limited). Pursuant to the terms of the agreement, the Company receives from or owes to its affiliates certain revenues generated from its participation as a distribution channel to its customers of certain newly issued securities that were underwritten by its affiliates; or for other advisory services performed for or by affiliates. As of December 31, 2015, the receivables from these affiliates amounted to $91,641 and are included in due from affiliates on the statement of financial condition. These amounts are billed at least on quarterly basis and settled thereafter.

In certain occasion, research commissions revenues earned from CSA research arrangements are collected through affiliate entities which receive the proceeds from the third party entities. The proceeds received through affiliate entities are settled between affiliates on at least quarterly basis. For the year ended December 31, 2015, $186,815 was collected from affiliate entities related to these arrangements.

The Company and certain affiliates, on occasion, settle invoices with vendors on behalf of other affiliates and recover these disbursements, at cost, through monthly billings. At December 31, 2015, the Company had a receivable and a payable balance of $27,217 and $293,900 respectively related to these arrangements and are included in due from and due to affiliates on the statement of financial condition.

In accordance with the escrow and lock-up agreement ("Escrow and Lock-up Agreement"), as part of the share incentive plan (see note 13), to the extent that the participants on the plan elected to have the equivalent value of shares canceled, the Parent is responsible to pay on behalf of the Company's employees, the taxes due when the employee receives their vested shares. During the year ended December 31, 2015, the Company paid $464,344 of the taxes due for vested shares, on behalf of the Parent. The balance of this receivable of $92,691 is included in due from affiliates on the statement of financial condition.

The Company advanced money via an executed loan agreement to a key employee which is repaid via an offset from the employee's commissions earned. The balance of this receivable, which is expected to be fully recoverable, is $160,566 and is included in other assets in the statement of financial condition.

11. Member's Equity

In 2015, GMP received capital contributions of $15,000,000 from its sole member; GMP MTR Acquisition Inc. There were no conditions attached to this capital infusion.

In addition on August 31, 2015 a Subordinated Note of $4,000,000 was converted into straight equity capital. Regulatory approval was obtained for this transaction. No distributions were made in 2015.

12. Subordinated Notes Payable

At December 31, 2015, the Company has subordinated notes payable to its sole member, GMP MTR Acquisition Inc. consisting of the following term loans.

Date of Note	Amount	Maturity Date	Interest Rate	Annual Interest
September 26, 2011	$3,000,000	September 26, 2016	5.00%	$150,000
December 19, 2012	$2,500,000	December 19, 2016	8.50%	$212,500
December 19, 2012	$2,500,000	December 19, 2017	8.50%	$212,500
December 27, 2013	$6,000,000	December 27,2016	8.50%	$510,000
December 19, 2014	$5,000,000	December 19, 2017	8.50%	$425,000
Total	$19,000,000			$1,510,000

The Company has the default option to extend each of the above loans for an additional year and has done so accordingly where necessary. All loans are due at maturity date unless extended for an additional year.

All subordinated notes payable have been approved by FINRA, and are subordinated to all existing and future claims of all non-subordinated creditors of the Company and are included in the Company's net capital under the SEC's Uniform Net Capital Rule. The notes may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

13. Share Incentive Plan A

GMP awarded common shares of the Parent (the "retention shares") to key employees (the "retention shareholders") of the Company upon its successful closing of the acquisition of the Company on September 26, 2011. The cost of the share awards of $13,511,973 was measured based on the closing stock price of the Parent shares on the Toronto Stock Exchange at grant date on September 26, 2011, which represents grant date fair value. A total of 1,852,789 retention shares were reserved for issuance in accordance with the Escrow and Lock-Up Agreement of the Company and the retention shareholders.

The stock-based compensation expense associated to these awards is recognized on a graded vested method approach over a four year vesting period as a non cash flow charge to the Company's current period earnings, which is the period over which all the specified vesting conditions are satisfied, with a corresponding increase to equity. On September 26, 2015, the fourth and final tranche of shares vested and was released to the retention shareholders in accordance with the plan.

A summary of the activity of the Company's share incentive plan for the year ended December 31, 2015, is presented below:

Year	Number of Shares	Amount
Non-vested at January 1, 2015	347,396	$ 2,533,480
Granted	-	-
Vested	(327,324)	(2,387,100)
Forfeited	(20,072)	(146,380)
Non-vested at December 31, 2015	0	$ 0

No new share awards were granted during the year.

14. Share Incentive Plan B (Restricted Stock Units)

During the year ended December 31, 2014, GMP introduced a Share Incentive Plan ("SIP") available to certain employees ("Participants"). As part of this plan, GMP awarded restricted share units ("RSU") which are equity-settled awards and vest over a defined period or on the attainment of defined revenue targets. During the vesting period, dividend equivalents accrue to the Participants in the form of additional share units.

During the year-ended December 31, 2015, there were 220,723 RSUs awarded to Participants with a fair value of $1,600,000. The numbers of RSUs was determined based on the five day average closing price of GMP's shares on the grant date.
The stock-based compensation expense associated to these awards is recognized on a straight line method approach over the vesting period as defined in the RSU plan, generally three years, as a non cash flow charge to the Company's current period earnings, with a corresponding increase to equity. The number of non-vested RSUs at December 31, 2015 was 535,339 which includes dividend equivalents accrued. During the year, 144,804 RSU's were forfeited.

15. Share Purchase Forgivable Loans

As an incentive to attract and retain employees, the Company awards employees forgivable loans which are used to purchase common shares of the Parent. The common shares acquired pursuant to this arrangement are pledged by the employee to the Company as collateral against the loans. The loan principal is forgiven on a specified anniversary of the grant, (generally the fourth anniversary) or on the attainment of specified revenue targets. If they cease to be an employee of GMP prior to the specified grant date or revenue target, the loans, including accrued interest, are required to be paid in full by the employee. These loans bear interest at prime rate, which is not forgiven. In 2015, the Company made no additional advances of loans to employees to finance the purchase of common shares of the Parent. At December 31, 2015, the carrying value of

existing loans was $1,483,796, which is included in other assets on the statement of financial condition. The value of the Parent's common shares pledged by the employees to the Company was $1,853,937.

16. Assets Pledged as Security for Letters of Credit / Lines of Credit

Under the terms of the Company's New York lease agreement, an amount of $902,360 on deposit with Bank of America was pledged as security in return for an irrevocable standby letter of credit issued by Bank of America, with the New York City Landlord the named beneficiary. This Letter of Credit expires on April 15, 2016 and is expected to be renewed for the same amount with the same security arrangement. A letter of credit is required to be in place for the duration of the lease which expires in 2025.

An amount of $80,739 on deposit with Bank of America was pledged as security for corporate credit card lines provided by the Bank of America.

These amounts are shown as restricted cash on the statement of financial condition.

17. Subsequent Events

The Company has evaluated subsequent events through February 29, 2015, the issuance date of the statement of financial condition.

On January 13, 2016 the Company announced a material restructuring of its business. Eleven employees were laid off within the investment banking operation and associated research and sales departments. The New Orleans and Connecticut branches were closed. The New Orleans lease was terminated while the Connecticut lease commitment of approximately $300,000 is being negotiated. One time restructuring capital charges, (excluding remaining lease commitments associated with the Connecticut branch), are estimated at approximately $1,400,000 and will be fully accounted for in 2016.

On January 19, 2016 a subordinated note payable of $2,500,000 was converted into equity capital. Regulatory approval was obtained for this transaction.

The Company has determined that there are no other material events that would require disclosure in the statement of financial condition.